UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60097/ June 11, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13473

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In the Matter of	:	
	:	
TODAY'S MAN, INC.,	:	ORDER MAKING FINDINGS AND
TOKHEIM CORP.,	:	REVOKING REGISTRATIONS
THE TOPAZ GROUP, INC.,	:	BY DEFAULT
TOTH ALUMINUM CORP.,	:	
TOWER AIR, INC.,	:	
TPC LIQUIDATION, INC.,	:	
THE TRANSLATION GROUP, LTD.,	:	
TREND-LINES, INC., AND	:	
TRI-LITE, INC.	:	

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 20, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice by May 23, 2009. Respondents had ten days to file an Answer from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. To date, none of the Respondents has filed an Answer. On June 4, 2009, the Division filed Motions for Adjournment of Hearing, Prehearing Conference, and Default (collectively, Motions). As relief, the Division requested that the registrations of the remaining Respondents' securities, registered pursuant to Section 12 of the Exchange Act, be revoked.

       Respondents are in default for failing to file an Answer to the OIP, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

       Today's Man, Inc. (Today's Man) (CIK No. 885546), is a Pennsylvania corporation located in Moorestown, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Today's Man is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 2, 2002, which reported a net loss of over $2.9 million for the prior thirteen weeks. On March 4, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, a reorganization plan was confirmed on May 6, 2004, and the case was terminated on March 27, 2007. As of May 18, 2009, the company's stock (symbol TMANQ) was quoted on the Pink Sheets of the Pink OTC Markets, Inc. (Pink Sheets), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tokheim Corp. (Tokheim) (CIK No. 98559) is a dissolved Indiana corporation located in Fort Wayne, Indiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tokheim is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2002, which reported a net loss of over $207 million for the prior nine months. On November 21, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on September 20, 2006. As of May 18, 2009, the company's stock (symbol THMC) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The Topaz Group, Inc. (Topaz) (CIK No. 1059280), is a revoked Nevada corporation located in Bangkok, Thailand, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Topaz is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2003, which reported a net loss of over $5.1 million for the prior six months.

Toth Aluminum Corp. (Toth) (CIK No. 98788) is an inactive Louisiana corporation located in Vacherie, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Toth is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 29, 2004, which reported a net loss of over $3 million for the prior six months. As of May 18, 2009, the company's stock (symbol TOTH) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tower Air, Inc. (Tower Air) (CIK No. 778718), is a void Delaware corporation located in Jamaica, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tower Air is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of over $5.6 million for the prior nine months. As of May 18, 2009, the company's stock (symbol TOWRQ) was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TPC Liquidation, Inc. (TPC) (CIK No. 944310), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TPC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2003, which reported a net loss of over $8 million for the prior nine months. As of May 18, 2009, the company's stock (symbol TPLQ) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The Translation Group, Ltd. (The Translation Group) (CIK No. 1019356), is a void Delaware corporation located in Haddonfield, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The Translation Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2003, which reported a net loss of over $195,392 for the prior nine months. As of May 18, 2009, the company's stock (symbol THEO) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Trend-Lines, Inc. (Trend-Lines) (CIK No. 922978), is a dissolved Massachusetts corporation located in Lynn, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Trend-Lines is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 24, 2001, which reported a net loss of $5.9 million for the prior six months. On August 11, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, and the case was terminated on June 9, 2004. As of May 18, 2009, the company's stock (symbol TRNDQ) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tri-Lite, Inc. (Tri Lite) (CIK No. 910350), is a Pennsylvania corporation located in Garden Grove, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tri Lite is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1999. As of May 18, 2009, the company's stock (symbol NRGG) was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, the Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, and I GRANT the Division's Motion as to the default. The other Motions are moot.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Today's Man, Inc., Tokheim Corp., The Topaz Group, Inc., Toth Aluminum Corp., Tower Air, Inc., TPC Liquidation, Inc., The Translation Group, Ltd., Trend-Lines, Inc., and Tri Lite, Inc., are REVOKED. The remainder of the Division's Motion is moot.

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Robert G. Mahony
Administrative Law Judge